                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

                               AMENDMENT NO. 2 TO
                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                          -----------------------------

                         GLOBE BUSINESS RESOURCES, INC.
                              (Name of the Issuer)

                          -----------------------------

GLOBE HOLDING CO., INC., GLOBE BUSINESS RESOURCES, INC., CHRISTOPHER S. GRUENKE,
      DAVID D. HOGUET, LOUIS W. HOLLIDAY, SHARON G. KEBE, BLAIR D. NELLER,
        CORY M. NYE, JEFFERY D. PEDERSON, JOHN H. ROBY, LYLE J. TOMLINSON
                       (Name of Persons Filing Statement)

                          -----------------------------

                                  COMMON STOCK
                         (Title of Class of Securities)

                          -----------------------------

                                   379395 10 6
                      (CUSIP Number of Class of Securities)

                              GARY P. KREIDER, ESQ.
                       KEATING, MUETHING & KLEKAMP, P.L.L.
                              1400 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                  (513)579-6411

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                          -----------------------------

                                 With a Copy To:
                               HAL M. BROWN, ESQ.
                          PIPER MARBURY RUDNICK & WOLFE
                            203 NORTH LASALLE STREET
                          CHICAGO, ILLINOIS 60601-1293
                                  (312)368-4012

         This statement is filed in connection with (check appropriate box):

a.       [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.       [ ] The filing of a registration statement under the Securities Act of
             1933.
c.       [ ] A tender offer.
d.       [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13e-3 is being filed by Globe Holding Co., Inc., Globe Business Resources, Inc., Christopher S. Gruenke, David D. Hoguet, Louis W. Holliday, Sharon G. Kebe, Blair D. Neller, Cory M. Nye, Jeffery D. Pederson, John H. Roby, and Lyle J. Tomlinson with respect to the shares of Globe Business Resources, Inc. Common Stock that are subject to a Rule 13e-3 transaction. Globe Business Resources, Inc. is submitting to its shareholders a proposal to approve a merger contemplated by an Agreement and Plan of Merger dated as of January 13, 2000 by and among Globe Business Resources, Inc., Globe Holding Co., Inc. and ERP Operating Limited Partnership. Pursuant to the merger the shareholders of Globe Business Resources, Inc. will receive $13.00 per share in cash upon closing and up to an additional $0.50 per share post closing if representations, warranties and covenants given by Globe Business Resources, Inc. in the Agreement and Plan of Merger that specifically survive the merger prove to be accurate. This merger proposal is upon the terms and subject to the conditions set forth in Globe Business Resources, Inc.'s Proxy Statement filed with the Securities and Exchange Commission on March 23, 2000 for the special meeting of Globe Business Resources, Inc. shareholders scheduled to be held on May 4, 2000.

         The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, is incorporated by reference in its entirety and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement will be completed and, if appropriate, amended prior to the time it is first sent or given to stockholders of Globe. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

         Reg. M-A 1001

         The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Reg. M-A 1002

         (a) The name of the subject company is Globe Business Resources, Inc. an Ohio corporation, and the principal executive offices of Globe Business Resources, Inc. are located at 11260 Chester Road, Suite 400, Cincinnati, Ohio 45246. Globe's phone number is (513)771-8287.

         (b) The number of shares of Globe Business Resources, Inc. Common Stock outstanding as of March 20, 2000 is 4,804,698.

         (c)-(d) The information set forth under the caption, "Market Price and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth under the caption, "Market Price and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Reg. M-A 1003(a) through (c)

         (a) Globe Business Resources, Inc.'s business address and phone number are set forth in Item 2(a) above. The business address of Mr. Hoguet, Ms. Kebe and Mr. Pederson is the same as that of Globe Business Resources, Inc. Mr. Hoguet's phone number is (513)771-8287 ext.1236. Ms. Kebe's phone number is
(513)771-8287 ext. 1217. Mr. Pederson's phone number is (513)771-8287 ext. 1323.

         The business address of Globe Holding Co., Inc., and as required pursuant to Instruction C, Mr. Neithercut and Mr. Strohm, is c/o Equity Residential Properties Trust, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606-2639. Globe Holding Co.'s phone number is (312) 474- 1300. Mr. Neithercut's phone number is (312) 928-1009. Mr. Strohm's phone number is (312) 928- 1172.

         Mr. Duggan's business address is 1960 Congressional Drive, St. Louis, Missouri 63146 and his phone number is (314) 567-1560.

         Mr. Griffin's business address is PMB 102, 1250 Ohio Pike, Amelia, Ohio 45102 and his phone number is 753-6817.

         Mr. Gruenke's business address is 1925 Greenwood Avenue, Cincinnati, Ohio 45246 and his phone number is 771-8221 ext. 1205.

         Mr. Holliday's business address is 700 Larkspur Landing Circle, Suite 199 #2, Larkspur, California and his phone number is (415) 673-6700.

         Mr. Meisel's business address is Globe Furniture Galleries, 1650 Central Parkway, Cincinnati, Ohio 45210 and his phone number is 421-3330.

         Mr. Neller's business address is 340 E. Palm Lane, Suite 230, Phoenix, Arizona 85004 and his phone number is (602)240-2440.

         Mr. Nye's business address is 16290 S.W. 72nd Avenue, Bldg. #2, Portland, Oregon 97224 and his phone number is (503) 636-7260.

         Mr. Parise's business address is Cirilium, 1650 South 52nd Street, Tempe, Arizona 85281 and his phone number is (480) 317-1001.

         Mr. Quay's business address is 340 E. Palm Lane, Suite 230, Phoenix, Arizona 85004 and his phone number is (602) 452-2131.

         Mr. Roby's business address is 2980 Switzer Road, Columbus, Ohio 43219 and his phone number is (614) 478-4252.

         Mr. Tomlinson's business address is 33300 Van Dyke Avenue, Sterling Heights, Michigan 48312 and his phone number is (810) 826-3413.

         As required by Instruction C to this Schedule, ERP Operating Limited Partnership is controlling shareholder of Globe Holding Co., Inc. and Equity Residential Properties Trust is its general partner. Both of ERP Operating Limited Partnership and Equity Residential Properties Trust have a business address and phone number of Two North Riverside Plaza, Chicago, Illinois 60606,
(312) 474-1300. The executive officers and trustees of Equity Residential Properties Trust are: Mr. Samuel Zell, Mr. Douglas Crocker II, Mr. John W. Alexander, Mr. Stephen O. Evans, Mr. Henry H. Goldberg, Mr. Errol R. Halperin, Mr. James D. Harper, Jr., Mr. Boone A. Knox, Mr. Edward Lowenthal, Mr. Jeffrey
H. Lynford, Ms. Sheli Z. Rosenberg, Mr. Gerald A. Spector, Mr. Michael N. Thompson, Mr. B. Joseph White, Ms. Leslie B. Fox, Mr. Alan W. George,

Mr. Edward J. Geraghty, Mr. Michael J. McHugh, Mr. David J. Neithercut, Mr. Gregory H. Smith, Mr. Bruce C. Strohm and Mr. Frederick C. Tuomi.

         Mr. Zell's business address is Two North Riverside Plaza, 6th Floor, Chicago, Illinois 60606 and his phone number is (312) 466-4090.

         Mr. Crocker's business address is Two North Riverside Plaza, 4th Floor, Chicago, Illinois 60606 and his phone number is (312) 928-1007.

         Mr. Gerald A. Spector's business address is Two North Riverside Plaza, 4th Floor, Chicago, Illinois 60606 and his phone number is (312) 928-1123.

         Ms. Rosenberg's business address is Two North Riverside Plaza, 6th Floor, Chicago, Illinois 60606 and her phone number is (312) 466-3990.

         Mr. Goldberg's business address is 7200 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814 and his phone number is (301) 961-8000.

         Mr. Alexander's business address is 299 N. Church Street, Suite 200, Charlotte, North Carolina, 28202 and his phone number is (704) 335-0800.

         Mr. Halperin's business address is 203 N. LaSalle Street, Suite 1800, Chicago, Illinois 60601- 1293 and his phone number is (312) 368-4033.

         Mr. Harper's business address is 3250 Mary Street, Suite 206, Coconut Grove, Florida 33133 and his phone number is (305) 569-3090.

         Mr. White's business address is 701 Tappan, Ann Arbor, Michigan 48109-1234 and his phone number is (734) 764-1361.

         Mr. Lynford's and Mr. Lowenthal's business address is 535 Madison Avenue, 26th Floor, New York, New York 10022 and his phone number is (212) 838-3400.

         Mr. Evan's business address is 5825 East Starlight Way, Paradise Valley, Arizona 85253 and his phone number is (480) 429-8292.

         Mr. Knox's business address is 149 Main Street, Thomson, Georgia 30824 and his phone number is (706) 595-1199.

         Mr. Thompson's business address is 7 East Congress Street, Suite 500, Savannah, Georgia 31401 and his phone number is (912) 447-7689.

         Mr. Smith's business address is 309 West Washington, Suite 1100, Chicago, Illinois 60606 and his phone number is (312) 541-4313.

         Mr. Tuomi's business address is 2010 Main Street, Suite 350, Irvine, California 92614 and his phone number is (949) 475-1508.

         Mr. George's and Mr. McHugh's business address are Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606 and Mr. George's phone number is (312) 928-1259 and Mr. McHugh's phone number is (312) 928-1292.

         Mr. Geraghty's business address is 900 Central Park West, Suite 240, Atlanta, Georgia 30328 and his phone number is (770) 392-3843.

         Ms. Fox's business address is 5675 DTC Boulevard, Suite 108, Greenwood Village, Colorado 80111-3215 and her phone number is (303) 779-1202.

         (b) Globe Business Resources, Inc., an Ohio corporation, has the address set forth above in Item 2(a). Globe Business Resources, Inc. is a major participant in the temporary relocation industry, serving primarily corporate customers in both the corporate housing and furniture rental business. Globe Holding Co., Inc., a Delaware corporation, has the address and phone number set forth above in Item 3(a). Globe Holding Co., Inc. is a holding company for Globe Business Resources, Inc. As required by Instruction C, ERP Operating Limited Partnership, an Illinois limited partnership, is the operating partnership of Equity Residential Properties Trust, a Maryland real estate investment trust, a self-administered and self-managed equity real estate investment trust.

         (c)(1) and (2) Mr. Hoguet has been Chairman of the Board and Chief Executive Officer of Globe Business Resources, Inc. since April 1990. Mr. Hoguet was elected as the Secretary of Globe Holding Co., Inc. on January 13, 2000 and is a director of Globe Holding Co., Inc., serving until the first annual meeting of the shareholders of Globe Holding Co., Inc. Mr. Hoguet is a director of the International Furniture Rental Association, serving a three-year term from May 1997 through May 2000. IFRA's address is 9202 North Meridian Street, Suite 200, Indianapolis, Indiana 46260-1810.

         Mr. Duggan joined Globe Business Resources, Inc. as a Vice President in 1999. From July 1987 until January 1999, Mr. Duggan was President and Chief Executive Officer of Castleton, a corporate housing company he founded which Globe Business Resources, Inc. recently acquired. The address of Castleton is 1960 Congressional Drive, St. Louis, Missouri 63146. Mr. Duggan is the founding President of the Association of Interim Housing Providers and currently holds the office of Past President of AIHP. AIHP's address is One East Wacker Drive, Suite 3600, Chicago, Illinois 60601.

         Mr. Griffin served as President of Roto-Rooter, Inc., a provider of sewer and drain cleaning services, from May 1985 to September 1996. Roto-Rooter, Inc.'s address is 255 E 5th St., Cincinnati, Ohio 45202. From May 1991 until September 1996, Mr. Griffin was also an Executive

Vice President of Chemed Corporation. Chemed Corporation's address is 255 E 5th St., 2600 Chemed Ctr., Cincinnati, Ohio 45202. Mr. Griffin has been a director of Globe Business Resources, Inc. since 1996.

         Mr. Gruenke joined Globe Business Resources, Inc. as Vice President and Chief Information Officer in October 1997. For two years prior to joining Globe, he was the President and founding partner of Westminster's Billiard Club, the address of which is 1140 Main Street, Cincinnati, Ohio 45210.

         Mr. Holliday has served as Regional Vice President of Globe Business Resources, Inc. since October 1997. From March 1997 to September 1997 he was a Regional Manager and from April 1996 to February 1997 he served as District General Manager. From August 1992 through March 1996, Mr. Holliday worked as a realtor in the real estate services division of Polley Polley and Madsen, subsequently acquired by Coldwell Banker, the address of which is 2725 Mendocino Avenue, Santa Rosa California 95403.

         Ms. Kebe has served as Globe Business Resources, Inc.'s Senior Vice President - Finance and Treasurer since January 1996. She joined the Company as Controller in January 1993 and also served as Vice President - Finance between January 1995 and January 1996.

         Mr. Meisel is a founder of Globe Business Resources, Inc. and has been a member of its Board since 1989. Mr. Meisel has been President of The Globe Furniture Company (d/b/a Globe Furniture Galleries), a furniture retailer located in Cincinnati, since 1959. The address of The Globe Furniture Company is 1650 Central Parkway, Cincinnati, Ohio 45210.

         Mr. Neller has been President and Chief Operating Officer of Globe Business Resources, Inc. since April 1990 and a director since 1989. Mr. Neller was a director of IFRA from May 1995 through May 1997.

         Mr. Neithercut was elected Treasurer of Globe Holding Co., Inc. on January 13, 2000. Mr. Neithercut is a director of Globe Holding Co., Inc., serving until the first annual meeting of shareholders of Globe Holding Co., Inc. Mr. Neithercut has been Executive Vice President and Chief Financial Officer of Equity Residential Properties Trust since February 1995. The address of Equity Residential Properties Trust is Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606-2639.

         Mr. Nye has served as a Regional Vice President of Globe Business Resources, Inc. since October 1997. From January 1997 to October 1997 he was a Regional Manager and from June 1994 to January 1997, he served as a District General Manager.

         Mr. Parise served as the President of Inter-Tel Incorporated, a designer and manufacturer of voice and data communication systems and network services, from January 1991 until April 1998. The address of Inter-Tel Incorporated is 120 North 44th Street, Suite 200, Phoenix, Arizona 85034-1826.

In September 1999 Mr. Parise became President and CEO of Cirilium, a company that focuses on voice over internet protocol networks. Cirilium's address is set forth above in Item 3(a). Mr. Parise has been a director of Globe Business Resources, Inc. since 1996.

         Mr. Pederson has served as Executive Vice President of Globe Business Resources, Inc. since January 1996. From January 1996 until October 1997 he was responsible for the Company's western operations. In October 1997 Mr. Pederson's responsibilities were expanded to include all the Company's operations. From April 1994 until January 1996, he served as Senior Vice President.

         Mr. Quay joined Globe Business Resources, Inc. as Vice President and Director of National Sales in June 1998. From June 1990 until June 1998, Mr. Quay was Vice President and General Manager of Village Suites, a corporate housing company acquired by Globe in June 1998. Village Suites address is 3800 Northwestern Highway, Suite 300, Farmington Hills, Michigan 48331. Mr. Quay served on the Board of the National Interim Housing Network ("NIHN") from 1992 until 1997 and as its President in 1995. The address of NIHN is 6350 LBJ Freeway, Suite 151, Dallas, Texas 75240. Mr. Quay was also the founding Secretary/Treasurer of the Association of Interim Housing Providers, a position he continues to hold. The address of AIHP is One East Wacker Drive, Suite 3600, Chicago, Illinois 60601.

         Mr. Roby has served as Regional Vice President of Globe Business Resources, Inc. since October 1997. From February 1997 to September 1997, he served as a Regional Manager and from November 1991 to January 1997 he was a District General Manager. Mr. Roby was an elected Officer and Vice President of the Columbus Apartment Association in 1997 and served on its Board of Trustees in 1996 and 1997. The address of the Columbus Apartment Association is 115 Dublin Road, Columbus, Ohio 43215.

         Mr. Strohm was elected President of Globe Holding Co., Inc. on January 13, 2000. Mr. Strohm is also a director of Globe Holding Co., Inc. serving until the first annual meeting of shareholders of Globe Holding Co., Inc. Mr. Strohm has been Executive Vice President and General Counsel of Equity Residential Properties Trust since March 1995 and Secretary of Equity Residential Properties Trust since November 1995. The address of Equity Residential Properties Trust is Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606-2639.

         Mr. Tomlinson has served as Regional Senior Vice President of Globe Business Resources, Inc. since October 1997. From February 1993 to September 1997 he served as Senior Vice President of the Company and was a Vice President from April 1990 through January 1993.

         Mr. Zell has served as Chairman of the Board of Equity Residential Properties Trust since March 1993. Since January 1999, Mr. Zell has been Chairman of Equity Group Investments, LLC, an investment company ("EGI LLC"). EGI LLC's address is Two North Riverside Plaza, 6th Floor, Chicago, Illinois 60606. For more than five years prior to 1999, Mr. Zell had been Chairman of the Board of Directors of Equity Group Investments, Inc., an owner, manager and financier of real estate and corporations ("EGI"), which business address is Two North Riverside Plaza, 6th Floor, Chicago,

Illinois 60606. He is also Chairman of the Board of Directors of American Classic Voyages Co., an owner and operator of cruise lines, Anixter International Inc., a provider of integrated network and cabling systems ("Anixter"), Manufactured Home Communities, Inc., a manufactured home community real estate investment trust ("MHC"), Chart House Enterprises, Inc., an owner and operator of restaurants, Capital Trust, Inc., a specialized finance company, Davel Communications, Inc., an owner and operator of public payphones, Danielson Holding Corporation, an insurance holding company, and Equity Office Properties Trust, an office building REIT ("EOP"). He is a director of Ramco Energy PLC, an independent oil company based in the United Kingdom. The business addresses of
(i) American Classic Voyages Co. is Two North Riverside, Chicago, Illinois 60606; (ii) Anixter is 4711 Golf Road, Skokie, Illinois 60076; (iii) MHC is Two North Riverside Plaza, Suite 800, Chicago, Illinois 60606; (iv) Chart House Enterprises, Inc. is 640 North LaSalle, Suite 295, Chicago, Illinois 60610; (v) Capital Trust is 605 3rd Avenue, 26th Floor, New York, New York 10016; (vi) Davel Communications, Inc. is 10120 Windhorst Road, Tampa, Florida 33619; (vii) Danielson Holding Corporation is 767 Third Avenue, Fifth Floor, New York, New York 10017; (viii) EOP is Two North Riverside Plaza, Suite 2200, Chicago, Illinois 60606; and (ix) Ramco Energy, PLC is 4 Rubislaw Place, Aberdeen AB10 1XN, United Kingdom.

         Mr. Crocker has been Chief Executive Officer, President and a Trustee of Equity Residential Properties Trust since March 1993. Mr. Crocker has been a director of Wellsford Real Properties, Inc., a publicly traded real estate merchant banking firm since its formation in June 1997, the address of which is 535 Madison Avenue, 26th Floor, New York, New York 10022. Mr. Crocker is a director of Ventas, Inc., a real estate company focusing on the ownership and acquisition of health care properties, since November 1998. The address of Ventas, Inc. is 4360 Brownsboro Road, Suite 115, Louisville, Kentucky 40207. Mr. Crocker was a director of Horizon Group Inc., an owner, developer and operator of outlet retail properties from July 1996 to June 1998. Mr. Crocker has been President and Chief Executive Officer of First Capital Financial Corporation, a sponsor of public limited real estate partnerships ("First Capital"), since December 1992, and a director of First Capital since January 1993. First Capital's business address is Two North Riverside Plaza, Suite 900, Chicago, Illinois 60606. He was an Executive Vice President of Equity Financial and Management Company, a subsidiary of EGI, providing strategic direction and services for EGI's real estate and corporate activities from November 1992 until March 1997. EGI's business address is set forth above in Item 3(a).

         Mr. Alexander has been a Trustee of Equity Residential Properties Trust since May 1993 and is the President of Mallard Creek Capital Partners, Inc., an investment company with interests in real estate and development entities. The address of Mallard Creek Capital Partners, Inc. is set forth above in Item 3(a).

         Mr. Evans has been a Trustee of Equity Residential Properties Trust since December 23, 1997, the date of the merger of Evans Withycombe Residential, Inc. ("Evans"), a multifamily property REIT founded by Mr. Evans, into Equity Residential Properties Trust, and is President of Evans Realty Associates, a real estate holding company, the address of which is set forth above in Item 3(a). Mr. Evans has also served as an Executive Vice President of Evans Realty Associates from December 1997 to December 1999. Prior to the merger, Mr. Evans served as the Chairman of the Board and Chief Executive Officer of Evans since its formation in May 1994.

         Mr. Goldberg has been a Trustee of Equity Residential Properties Trust since January 1995. Mr. Goldberg is Chairman of the Board, Chief Executive Officer and founder of The Artery Group, L.L.C., a diversified real estate company. The address of The Artery Group, L.L.C. is set forth above in Item 3(a). Mr. Goldberg is also a director of the University of Maryland Foundation, the address of which is 3300 Metzerott Road, Adelphi, Maryland 20783.

         Mr. Halperin has been a Trustee of Equity Residential Properties Trust since May 1993. Mr. Halperin has been an attorney at the law firm of Piper Marbury Rudnick & Wolfe and its predecessor since 1979, serving as a senior partner and a member of the firm's executive committee since 1981 and co-chairman of the firm's Business and Technology Group since 1999. The business address of Piper Marbury Rudnick & Wolfe is 203 North LaSalle Street, Suite 1800, Chicago, Illinois 60601. Mr. Halperin is a director of Elkay Manufacturing Company, a plumbing fixtures manufacturer, since 1980. Elkay's business address is 2222 Camden Court, Oak Brook, Illinois 60523.

         Mr. Harper has been a Trustee of Equity Residential Properties Trust since May 1993. Mr. Harper is the President of JDH Realty Co., a real estate development and investment company. JDH's business address is set forth above in
Item 3(a). Mr. Harper is the principal partner in AH Development, S.E. and AH HA Investments, S.E., special limited partnerships formed to develop over 400 acres of land in Puerto Rico. The business addresses of both AH Development, S.E. and AH HA Investments, S.E. are 3250 Mary Street, Suite 206, Coconut Grove, Florida 33133. He is a trustee of EOP and a director of Burnham Pacific Properties Inc., a commercial real estate REIT. The business addresses of (i) EOP is Two North Riverside Plaza, Suite 2200, Chicago, Illinois 60606; and (ii) Burnham Pacific Properties Inc. is 110 West A Street, Suite 900, San Diego, California 92101.

         Mr. Knox has been a Trustee of Equity Residential Properties Trust since October 19, 1998, the date of the merger of Merry Land & Investment Company, Inc., a multifamily property REIT, into Equity Residential Properties Trust. Mr. Knox has been a director of Merry Land Properties, Inc. ("MRYP"), a publicly traded diversified real estate company, since its formation as part of the merger of Merry Land into Equity Residential Properties Trust. MRYP's business address is as set forth in Item 3(a). Prior to the Merry Land merger, Mr. Knox had been Chairman of the Board of Merry Land since December 1996. Mr. Knox has served as Chairman of the Board of Directors of Regions Bank, Central Georgia since January 1997, and has been a director of Cousins Properties, Incorporated, a retail and office building REIT, since 1969, and of The InterCept Group, Inc., a technology products and services provider to financial institutions, since February 1998. The business addresses of (i) Regions Bank is P.O. Box 1020, 149 Main Street, Thomson, Georgia 30824; (ii) Cousins Properties, Incorporated is 2500 Windy Ridge Parkway, Atlanta, Georgia 30339; and (iii) The InterCept Group is 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071.

         Mr. Lowenthal has been a Trustee of Equity Residential Properties Trust since June 1997, shortly after the merger of Wellsford Residential Property Trust ("Wellsford"), a multifamily property REIT, and Equity Residential Properties Trust on May 30, 1997. Mr. Lowenthal has been the President, Chief Executive Officer and a director of WRP since its formation in January 1997, and had been the President and Chief Executive Officer and a trustee of Wellsford since its formation in July 1992 until the merger. Mr. Lowenthal is a director of Omega Healthcare, Inc., a healthcare REIT, Omega Worldwide, Inc., a health care finance company, and Great Lakes REIT, Inc., an office building REIT. The business addresses of (i) Omega Healthcare, Inc. is 900 Victors Way, Suite 350, Ann Arbor, Michigan 48108; (ii) Omega Worldwide, Inc. is 900 Victors Way, Suite 345, Ann Arbor, Michigan 48108; and (iii) Great Lakes REIT, Inc. is 823 Commerce Drive, Suite 300, Oak Brook, Illinois 60523.

         Mr. Lynford has been a Trustee of Equity Residential Properties Trust since June 1997, shortly after the Wellsford merger. Mr. Lynford has been the Chairman of the Board and Secretary of WRP since its formation in January 1997, and had been the Chairman of the Board and Secretary of Wellsford since its formation in July 1992 until the Wellsford Merger. Mr. Lynford currently serves as a trustee emeritus of the National Trust for Historic Preservation and as a director of six mutual funds managed by Cohen & Steers. The business addresses of (i) National Trust for Historic Preservation is 1785 Massachusetts, Avenue N.W., Washington, D.C. 20036; and (ii) Cohen & Steers is 757 Third Avenue, New York, New York 10017-2013. He is also a trustee of Polytechnic University and a trustee for Caramoor Center for Music and the Arts. The business addresses of
(i) Polytechnic University is Six Metro Tech Center, Brooklyn, New York 11201; and (ii) Caramoor Center for Music and the Arts is P.O. Box 816, Katonah, New York 10536.

         Ms. Rosenberg has been a Trustee of Equity Residential Properties Trust since March 1993. Ms. Rosenberg has been Vice Chairman of EGI, LLC from January 1, 2000 and Chief Executive Officer and President of EGI, LLC from January 1, 1999 to January 1, 2000. From November 1994 until 1999, Ms. Rosenberg had been Chief Executive Officer, President and a director of EGI. The business address of EGI, LLC and EGI are set forth above in Item 3(a). Ms. Rosenberg had been a principal of the law firm of Rosenberg & Liebentritt, P.C., from 1980 to 1997. Ms. Rosenberg is a trustee of EOP and is a director of Capital Trust, MHC, Anixter, CVS Corporation, a drugstore chain, Dynergy Inc., a supplier of electricity and natural gas, and Danka Business Systems PLC, an office imaging equipment and services supplier. The business addresses of (i) EOP is Two North Riverside Plaza, Suite 2200, Chicago, Illinois 60606; (ii) Capital Trust is 605 3rd Avenue, 26th Floor, New York, New York 10016; (iii) MHC is Two North Riverside Plaza, Suite 800, Chicago, Illinois 60606; (iv) Anixter is 4711 Golf Road, Skokie, Illinois 60076; (v) CVS Corporation is One CVS Drive, Woonsocket, Rhode Island 02895; (vi) Dynergy Inc. is 1000 Louisiana, Suite 5800, Houston, Texas 77002; and (vii) Danka Business Systems PLC is 11201 Danka Circle North, St. Petersburg, Florida 33716.

         Mr. Spector has been a Trustee and Executive Vice President of Equity Residential Properties Trust since March 1993 and Chief Operating Officer of the Trust since February 1995.

         Mr. Thompson has been a Trustee of Equity Residential Properties Trust since October 19, 1998, the date of the Merry Land merger. Mr. Thompson has been President, Chief Operating Officer and a director of MRYP since its formation as part of the Merry Land merger. The business address of MRYP is set forth in Item 3(a). Prior to the Merry Land merger, Mr. Thompson served as Executive Vice President and Chief Operating Officer of Merry Land since December 1996, and as a Vice President of Merry Land from August 1992 until December 1996.

         Mr. White has been a Trustee of Equity Residential Properties Trust since May 1993. Mr. White has been a professor at the University of Michigan Business School since 1987 and has served as the dean since 1991. The business address of the University of Michigan Business School is set forth in Item 3(a). Mr. White is a director of Kelly Services, Inc., a temporary services firm, Gordon Food Service, Inc., a Midwestern food distribution company, Kaydon Corporation, a manufacturer of precision engineered metal products, and five mutual funds managed by Alger Management, Inc. The business addresses of (i) Kelly Services, Inc. is 999 West Big Beaver Road, Troy, Michigan 48084; (ii) Gordon Food Service, Inc. is 333 50th Street S.W., P.O. Box 1787, Grand Rapids, Michigan 49501; (iii) Kaydon Corporation is 315 E. Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108; and (iv) Alger Management, Inc. is 1 World Trade Center, Suite 9333, New York, New York 10048.

         Ms. Fox has been Executive Vice President and President - Lexford Division of Equity Residential Properties Trust since October 1, 1999, the date of the merger of Lexford Residential Trust into Equity Residential Properties Trust. Prior to the Lexford merger, Ms. Fox had been Executive Vice President and Chief Operating Officer of Lexford since December 1997, and Executive Vice President Investment Management since June 1997. The business address of the Lexford Division is set forth in Item 3(a). Ms. Fox was President of Asset Investors Corporation ("AIC") and Commercial Assets, Incorporated ("CAI"), both publicly traded REITs, from October 1996 through May 1997, and held senior management positions with AIC and CAI from November 1993 through September 1996. The business addresses of both AIC and CAI are 3410 South Galena Street, Suite 210, Denver, Colorado 80231.

         Mr. George has been Executive Vice President - Acquisitions/ Dispositions and Strategic Business Development of Equity Residential Properties Trust since February 1997 and was Senior Vice President - Acquisitions of Equity Residential Properties Trust from December 1995 until February 1997.

         Mr. Geraghty has been Executive Vice President of Equity Residential Properties Trust since March 1998 and President - Eastern Division since April 1999. Mr. Geraghty was a Managing Director - Real Estate of The Travelers Investment Group, Inc. from June 1995 to March 1998.

         Mr. McHugh has been an Executive Vice President of Equity Residential Properties Trust since January 1998, and Chief Accounting Officer and Treasurer of Equity Residential Properties Trust since February 1995. Mr. McHugh was Senior Vice President of Equity Residential Properties Trust from February 1995 until January 1998.

         Mr. Neithercut has been Executive Vice President and Chief Financial Officer of Equity Residential Properties Trust since February 1995.

         Mr. Smith has been Executive Vice President of Equity Residential Properties Trust since December 1994 and President - Central Division since April 1999.

         Mr. Strohm has been Executive Vice President and General Counsel of Equity Residential Properties Trust since March 1995 and Secretary of the Trust since November 1995.

         Mr. Tuomi has been Executive Vice President of Equity Residential Properties Trust since January 1994 and President - Western Division since April 1999.

         (c)(3) None of the filing persons or the persons required to give information by Instruction C has been convicted in a criminal proceeding during the past five years.

         (c)(4) During the last five years, none of the filing persons or the persons required to give information by Instruction C has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c)(5) All of the filing persons and the persons required to give information by Instruction C are United States citizens, except for Mr. Smith who is a Canadian citizen.

ITEM 4.  TERMS OF THE TRANSACTION.

         Reg. M-A 1004(a) and (c) through (f)

         (a)(1)   Not applicable.

         (a)(2) The information set forth under the captions "Summary Term Sheet," "Summary" and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

         (b) Excluded.

         (c) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the caption "Dissenters Rights" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the caption "Where Can You Find More Information" of the Proxy Statement is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reg. M-A 1005 (a) through (c) and (e)

         (a)(1)-(a)(2) The information set forth under the caption "Other Matters-Certain Transactions" of the Proxy Statement is incorporated herein by reference. As required by Instruction C, in its normal course of business, EQR rents apartment units to Globe Business Resources, Inc. and rents furniture from Globe Business Resources, Inc. and the estimated dollar amount of such transactions in the last two years is $_______.

         (b) As required pursuant to Instruction C, the information set forth under the captions "Summary" and "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) None.

         (d) Excluded.

         (e) The information set forth under the captions "Summary," "Interests of Executive Officers and Directors in the Merger," "Other Matters-Certain Transactions" and "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

         Reg. M-A 1006(b) and (c)(1)-(8)

         (a) Excluded.

         (b) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference. Neither of Messers. Hoguet and Neller nor any of the persons required to provide information by Instruction C has immediate plans to dispose of any of the securities he, she or it acquires in the transaction.

         (c)(1)-(c)(8) The information set forth under the captions "Summary Term Sheet," "Matters Following the Shareholders Meeting-Certain Effects of the Merger"and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         Reg. M-A 1013

         (a)-(c) The information set forth under the captions "Summary-Reasons for the Merger" and "Background of the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the captions "Background of the Merger," "Expected Federal Income Tax Consequences" and "Matters Following the Shareholders Meeting" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         Reg. M-A 1014

         (a) and (b) The information set forth under the caption "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (c) and (d) The information set forth under the caption "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the captions "Background of the Merger" and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference. The transaction was approved by the Special Committee of the Board of Directors, none of whom were or are employees of Globe.

         (f) The information set forth under the caption "Background of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Reg. M-A 1015

         (a)-(c) The information set forth under the captions "Summary-Fairness of the Merger," "Background of the Merger" and "Fairness of the Transaction" of the Proxy Statement is incorporated herein by reference. The opinion of Friedman, Billings, Ramsey & Co., Inc. is included in the Proxy Statement.

         Filed as Exhibit B hereto is another report from Friedman, Billings, Ramsey & Co., Inc. that sets forth a summary of the sale process and comparable company analysis.

         Filed as Exhibit C hereto are materials supplied by Friedman, Billings, Ramsey & Co., Inc. to the Board of Directors of Globe Business Resources, Inc. in connection with this transaction.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         Reg. M-A 1007

         (a) The information set forth under the caption "Other Matters-Source of Consideration in the Transaction" of the Proxy Statement is incorporated herein by reference.

         (b) None.

         (c) The following is a chart that sets forth a statement of estimated expenses, the payment for which Globe is responsible:


         LEGAL

         Legal Counsel                         $  210,000
         Proxy Printing & Mailing                  25,000
                                               ----------
            Total Legal                           235,000


         FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

         Transaction Fee                        1,190,000
         Fairness Opinion                         175,000
         Out of Pocket Expense                     60,000
                                               ----------
            Total FBR                           1,425,000

         Arthur Andersen                           35,000
         Bonus (i)                                200,000
         Severance Costs                          200,000
         Special Board Committee Fees              25,000
         Travel                                    75,000
                                               ----------
         Total                                  2,195,000


         Notes:

         (i) Special bonus paid to individuals (including certain filing persons other than Hoguet and Neller) involved in the sale of Globe.
         (ii) This schedule does not include any banking fees relating to any new loan agreements.

         (iii) This schedule does not include any Hart-Scott-Rodino filing fees which will be paid by ERP.

         As required pursuant to Instruction C, the following is a chart that sets forth a statement of estimated expenses, the payment of which ERP is responsible:

         LEGAL

         Legal Counsel                           $500,000

         OTHER

         HSR Filing                                45,000
                                                 --------
         Total                                    545,000

         (d) The information set forth under the caption "Other Matters-Source of Consideration in the Transaction" of the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Reg. M-A 1008

         (a) The information set forth under the caption "Principal Shareholders" of the Proxy Statement is incorporated herein by reference. As required by Instruction C to Schedule 13e-3, ERP Operating Limited Partnership owns 61,500 shares of Globe Business Resources, Inc.'s common stock.

         (b) The information set forth under the caption "Market Prices of and Dividends on Globe Common Stock" of the Proxy Statement is incorporated herein by reference. ERP Operating Limited Partnership purchased shares of Globe Business Resources, Inc.'s common stock on the dates and at such price as set forth below:


         TRADE DATE            PRICE PER SHARE       # OF SHARES

         03/06/2000                12.4444              9,000
         03/07/2000                12.50                5,000
         03/10/2000                12.50                2,500
         03/14/2000                12.50               12,500
         03/15/2000                12.50               10,400

         TRADE DATE            PRICE PER SHARE       # OF SHARES

         03/16/2000                12.50                8,500
         03/17/2000                12.50                3,500
         03/20/2000                12.50                4,000
         03/22/2000                12.536               6,100


ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Reg. M-A 1012(d) and (e)

         (a)-(c) Excluded.

         (d) The information set forth under the caption "The Special Meeting" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under the caption "Fairness of the Transaction-Recommendations of the Special Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

         Reg. M-A 1010(a) and (b)

         (a)(1) The information set forth under pages F-1 to F-21 of Globe's Annual Report on Form 10-K for the fiscal year ended February 28, 1999 in Appendix D and Part I of Appendix E of the Proxy Statement is incorporated herein by reference.

         (a)(2) The information set forth in Globe's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 is incorporated herein by reference.

         (a)(3)and (4) The information set forth under the caption "Other Matters-Additional Information Concerning Globe" of the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Reg. M-A 1009

         (a) No one is employed, retained or compensated to make solicitations or recommendations in connection with the transaction.

         (b) The information set forth under the caption "Interests of Executive Officers and Directors in the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

         Reg. M-A 1011(b)

         All of the information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

         Reg. M-A 1016(a) through (d), (f) and (g)

Exhibit No.       Description

   (a)            Proxy Statement (Exhibit A).
   (b)            Not applicable.
   (c)            (i) Opinion of FBR is included in the Proxy Statement.
                  (ii) Report from Friedman, Billings, Ramsey & Co., Inc. regarding a summary of the sale process and comparable company analysis is filed with Amendment No. 1 to Schedule 13e-3 as Exhibit B. (iii) Materials supplied by Friedman, Billings, Ramsey & Co., Inc. to the Board of Directors of Globe Business Resources, Inc. are filed herewith as Exhibit C.
   (d)(1) Stockholder Voting Agreement between ERP and David D. Hoguet (incorporated by reference to the Schedule 13D filed by the filing persons on January 21, 2000).
   (d)(2) Stockholder Voting Agreement between ERP and Blair D. Neller (including Joinder of Spouse) (incorporated by reference to the Schedule 13D filed by the filing persons on January 21,
                  2000).
   (d)(3) Stockholder Voting Agreement between ERP and Alvin Z. Meisel (incorporated by reference to the Schedule 13D filed by the filing persons on January 21, 2000).
   (e)            Not applicable.
   (f) A detailed description of dissenters rights is included under the caption "Dissenters Rights" of the Proxy Statement and Appendix D thereto, Ohio Revised Code Section 1701.85.

   (g) (i) The Agreement and Plan of Merger by and among ERP, Globe and Globe Holding Co., Inc. (incorporated by reference to Globe's Form 8-K filed on January 19, 2000).
   (h)            Not applicable.

   Misc.          (24) Powers of Attorney of Christopher S. Gruenke, David D.
                  Hoguet, Louis W. Holliday, Sharon G. Kebe, Blair D. Neller, Cory M. Nye, Jeffery D. Pederson, IV, John H. Roby and Lyle J. Tomlinson.

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated as of: April 11, 2000


                                    GLOBE BUSINESS RESOURCES, INC.


                                    By: /s/ David D. Hoguet
                                       ----------------------------
                                        David D. Hoguet
                                        Chief Executive Officer

                                    GLOBE HOLDING CO., INC.



                                    By: /s/ David D. Hoguet
                                       ----------------------------
                                        David D. Hoguet
                                        Secretary


                                       /s/ Christopher S. Gruenke
                                       ----------------------------
                                          CHRISTOPHER S. GRUENKE


                                       /s/ Louis W. Holliday
                                       ----------------------------
                                             LOUIS W. HOLLIDAY


                                       /s/ Sharon G. Kebe
                                       ----------------------------
                                              SHARON G. KEBE

                                       /s/ Cory M. Nye
                                       ----------------------------
                                               CORY M. NYE


                                       /s/ Jeffery D. Pederson
                                       ----------------------------
                                            JEFFERY D. PEDERSON


                                       /s/ John H. Roby
                                       ----------------------------
                                                JOHN H. ROBY


                                       /s/ Lyle J. Tomlinson
                                       ----------------------------
                                             LYLE J. TOMLINSON


                                       /s/ David D. Hoguet
                                       ----------------------------
                                             DAVID D. HOGUET


                                       /s/ Blair D. Neller
                                       ----------------------------
                                             BLAIR D. NELLER